

September 13, 2021

David Moss
Chief Financial Officer
Inmune Bio, Inc.
980 North Federal Highway, Suite 110
Boca Raton, FL 33432

>   **Re: Inmune Bio, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 7, 2021**
>   **File No. 333-259368**

Dear Mr. Moss:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: David B. Manno, Esq.